

July 1, 2014

Via E-mail
Mr. Glenn G. Cohen
Chief Financial Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042

>   **Re: Kimco Realty Corporation**
>   **Form 10-K for year ended December 31, 2013**
>   **Filed on February 26, 2014**
>   **File No. 001-10899**

Dear Mr. Cohen:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 26

1.   On page 52, you disclose that you capitalized salaries to deferred leasing costs and you capitalized certain payroll and payroll-related costs to software development costs. To the extent material, please separately quantify and disclose personnel costs capitalized to deferred leasing costs and to software development costs for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Financial Statements

Notes to Consolidated Financial Statements, page 48

19. Commitments and Contingencies, page 84

Captive Insurance, page 84

2.   In future filings, please disclose a roll forward of your insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Please provide an example of your proposed disclosure.

Form 10-Q for the quarterly period ended March 31, 2014

Financial Statements

Condensed Consolidated Statements of Income, page 4

3.   On page 21, you disclose the Provision for income taxes, net includes foreign taxes relating to the sale of nine properties and it appears these same nine properties are included in Discontinued operations. Please tell us how you determined it was not necessary to present the related tax expense in discontinued operations. Please refer to paragraph 3 of ASC 205-20-45.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

4.   We note your disclosure that the Company may, in the near term, substantially liquidate all of its investments in foreign entities. To the extent these investments are held by TRS, in future periodic filings, please provide liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. Your discussion should disclose the amount of cash that is currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Please refer to Item 303(A)(1) of Regulation S-K and Section IV of our Release 33-8350. Please provide us an example of your proposed disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief